SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934




                               DIME BANCORP, INC.
                            (Name of Subject Company)


                               DIME BANCORP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                     25429Q
                      (CUSIP Number of Class of Securities)

                              JAMES E. KELLY, ESQ.
                                 GENERAL COUNSEL
                               DIME BANCORP, INC.
                                589 FIFTH AVENUE
                                    3RD FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 326-6170

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Person)

                                    Copy to:

                             MITCHELL S. EITEL, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                            NEW YORK, NEW YORK 10004
                                 (212) 558-4000


                            CALCULATION OF FILING FEE



Transaction
Valuation*                                                 Amount of Filing Fee



* Set forth the amount on which the filing fee is calculated and state how it was determined.



/_/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  ________________   Filing Party:  ___________________

Form or Registration No.:  _______________  Date Filed:  ____________________

/X/ Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         / / third-party tender offer subject to Rule 14d-1. /X/ issuer tender offer subject to Rule 13e-4.
         / / going-private transaction subject to Rule 13e-3. / / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

FOR IMMEDIATE RELEASE

                    DIME ANNOUNCES ANNUAL MEETING VOTE COUNT

         NEW YORK, July 28, 2000 - Dime Bancorp, Inc. (NYSE: DME) announced today the vote count from its annual stockholder meeting held July 14, 2000. The holders of 79.1 million, or 71%, of the shares of common stock outstanding were represented in person or by proxy at the meeting and a quorum was present. On the proposal to reelect the five directors nominated, the holders of 30% of the shares represented at the meeting voted for their election. Holders of 70% of the shares represented at the meeting withheld authority from the named proxies to cast votes for the reelection. The results were preliminarily certified today by CT Corporation System, the Independent Inspector of Election. The five directors, each of whom received not less than 23.7 million votes, are: J. Barclay Collins II, James F. Fulton, Virginia M. Kopp, Sally Hernandez-Pinero, and Lawrence J. Toal. Dime believes that under its charter and by-laws these directors will not need to be proposed again for reelection until its 2003 annual meeting. That position, however, is the subject of litigation in Delaware Chancery Court.

         Commenting on the vote, Lawrence J. Toal, Chief Executive Officer of Dime said, "We understand our stockholders' desire for increased stockholder value and we are confident that the steps we put in place at the conclusion of an exhaustive review of strategic options have set in motion a process to accelerate our strategy for enhancing that value. The investment by Warburg Pincus and the election of Tony Terracciano, a well-respected banking veteran, as chairman of Dime, are key steps that will, we believe, lead to increased stockholder value."

         Dime Bancorp is the parent company of The Dime Savings Bank of New York, FSB (www.dime.com), a regional bank serving consumers and businesses through 127 branches located throughout the greater New York City metropolitan area. Directly and through its mortgage banking subsidiary, North American Mortgage Company (www.namc.com), Dime also provides consumer loans, insurance products and mortgage banking services throughout the United States.

         Investors are urged to read (1) Dime's solicitation/recommendation statement filed with the Securities and Exchange Commission on Schedule 14D-9 on March 21, 2000 with respect to North Fork Bancorporation Inc.'s hostile exchange offer, (2) Dime's tender offer statement on Schedule TO when filed with the SEC in connection with Dime's proposed Dutch Auction tender offer, as well as any amendments or supplements to these statements when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from Dime by directing such request to:
Dime Bancorp, Inc., Investor Relations Dept., 589 Fifth Avenue, New York, NY 10017, telephone 1-212-326-6170, or to Innisfree M&A Incorporated at 1-888-750-5834.

                                      # # #

CONTACT:
Dime Bancorp, Inc., New York                 Abernathy MacGregor Group, New York
Franklin Wright                              Mike Pascale/Rhonda Barnat
212/326-6170                                 212/371-5999